August 10, 2018

Matthew Derby, Esq.

Attorney-Advisor

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, DC 20549

Re: Crosscode, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed July 16, 2018

Amendment No. 4 to Registration Statement on Form S-1 Filed July 27, 2018

Amendment No. 5 to Registration Statement on Form S-1 Filed July 31, 2018

File No. 333-223073

Dear Sir or Madam:

Please see responses below to your letter dated August 7, 2018.

Sales & Distribution, page 7

Comment 1. Your response to prior comment 2 is unclear. Please clarify whether you have any agreements with the large technology firms that you have identified. To the extent you do not, revise to remove any implication that you have a strategic partnership with them and clarify that you may not be able to develop such partnerships.

Response 1. The Registration Statement has been amended accordingly.

Risk Factors We may not be able to adequately protect our intellectual property… page 11

Comment 2. We note your revised disclosure in response to prior comment 3, however, the one-year window to convert the provisional patent into a formal non-provisional patent ended last month. Please revise or advise.

Response 2. The Registration Statement has been amended accordingly.

Business, page 27

Comment 3. We note your revised disclosure in response to prior comment 4. As previously requested, please revise your discussion to clearly indicate the aspects of your business that are aspirational and that are currently operational. Separate the discussion of your business and plan of operation from the market data provided. Any discussion of your business plans should be balanced with disclosure that your business may not materialize as expected. To the extent you include statements that predict accomplishments in the future, provide meaningful discussion of the events or circumstances that may prevent the accomplishment of these objectives. Refer to prior comment 4 for examples.

Response 3. The Registration Statement has been amended accordingly.

Key Milestones, page 33

Comment 4. We note your revised disclosure in response to prior comment 6. Please provide a definition for your sales pipeline and include expected timing through to revenue generation. Clarify how much of the pipeline represents firm orders.

Response 4. The Registration Statement has been amended accordingly.

Liquidity and Capital Resources, page 34

Comment 5. We reissue prior comment 7. Please disclose the minimum funding required to remain in business for at least the next 12 months. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K for guidance.

Response 5. The Registration Statement has been amended accordingly.

Executive Officers and Directors, page 37

Comment 6. We note your response to prior comment 8. Please revise your disclosure regarding Messrs. Sarkar and Palan’s business experience to include all business experience during the past five years, including the dates of employment. Refer to Item 401(e) of Regulation S-K.

Response 6. The Registration Statement has been amended accordingly.

Executive Compensation, page 38

Comment 7. In response to prior comment 8, you filed an employment agreement with Mr. Sarkar. Please disclose the material terms of this agreement.

Response 7. The Registration Statement has been amended accordingly.

Principal and Selling Shareholders, page 40

Comment 8. We note your revised disclosure in response to prior comment 11. Please provide the exemptions from registration claimed and the facts relied upon to make the exemptions available.

Response 8. The Registration Statement has been amended accordingly.

Exhibit 23.2

Comment 9. Please have your independent registered accounting firm revise its consent to indicate that the date of its report relating to the financial statements is April 10, 2018.

Response 9. The consent from our independent registered public accounting firm has been amended accordingly.

Sincerely,

/s/ Aditya Sharma

Aditya Sharma, CEO